Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-34875

            Prospectus Supplement No. 4 dated September 25, 1998 to
                        Prospectus dated June 25, 1998

                               U S LIQUIDS INC.

      This Supplement is a part of the Prospectus, dated June 25, 1998, relating to the offering of up to 3,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), of U S Liquids Inc. (the "Company") that may be issued from time to time by the Company in acquisitions of other businesses, properties and/or assets in business combination transactions and the offering of up to 1,990,000 shares of Common Stock by the holders thereof.

                              RECENT DEVELOPMENTS

      A copy of the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 25, 1998 is attached hereto.

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT

    PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SEPTEMBER 22, 1998
                        (Date of earliest event reported)

                               U S LIQUIDS INC.
             (Exact name of registrant as specified in its charter)

      DELAWARE                      1-13259                  76-0519797
(State or other jurisdiction      (Commission             (IRS Employer
   of incorporation)               File Number)          Identification No.)

411 NORTH SAM HOUSTON PARKWAY EAST, SUITE 400, HOUSTON, TEXAS     77060
       (Address of principal executive offices)                 (Zip Code)

                                (281) 272-4500
              Registrant's telephone number, including area code

Item 5.  Other Events.

      As previously reported, in July 1998, U S Liquids Inc. (the "Company") commenced an arbitration proceeding against Newpark Resources, Inc. ("Newpark") for failure to satisfy its delivery and payment obligations under a certain NOW Disposal Agreement dated June 4, 1996 (the "Disposal Agreement"). Specifically, the Company alleged that Newpark had fallen short of its delivery obligations under the Disposal Agreement. The Company had requested that the arbitrators enter an order (i) declaring that Newpark had breached the Disposal Agreement and no condition existed which would excuse Newpark's breach, and (ii) awarding the Company damages. On September 22, 1998, the Company and Newpark settled this arbitration proceeding.

      Under the terms of the settlement, Newpark and the Company entered into a thirty-three month agreement, pursuant to which Newpark will pay to the Company at least $30 million. This amount, which may be increased based upon future increases in the consumer price index, will be paid to the Company in monthly installments beginning in September 1998 and continuing through June 2001. These payments will permit Newpark to deliver to the Company for processing and disposal specified amounts of oilfield waste. At Newpark's option, the term of the agreement may be extended for up to two additional years. This thirty-three month agreement replaces Newpark's obligations under the Disposal Agreement.

      As part of the settlement, the Company secured the right to immediately enter into the business of cleaning tanks, barges and other vessels and containers used in the storage and/or transportation of oilfield waste and acquired certain assets used in the business in exchange for a payment of $2.15 million. Prior to this settlement, the Company was contractually prohibited from engaging in any such cleaning business within the states of Louisiana, Texas, Mississippi and Alabama and the Gulf of Mexico.

      The settlement does not substantially alter the Company's contractual obligation not to engage, directly or indirectly, in (i) the collection, transfer, transportation, treatment or disposal of oilfield waste generated in a marine environment or transported in marine vessels, or (ii) the remediation and closure of oilfield waste pits business, in each case within the states of Louisiana, Texas, Alabama and Mississippi and the Gulf of Mexico. However, the settlement agreements provide that these noncompete provisions shall terminate immediately if Newpark fails to make in a timely manner all payments required to be made to the Company under the terms of the settlement.

      As part of the settlement, the parties also reduced the term of the lease agreements pursuant to which Newpark leases the dock facilities at the Company's landfarms in Bourg, Louisiana, Mermentau, Louisiana and Bateman Island, Louisiana. These leases will now terminate on June 30, 2001, as opposed to August 31, 2021.

      The foregoing discussion is only a summary and is qualified in its entirety by reference to Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 to this Current Report on Form 8-K filed herewith.

Item 7.  Exhibits.

      (a)-(b) None.

      (c) EXHIBITS.

            99.1 Settlement of Arbitration and Release between U S Liquids Inc. and Newpark Resources, Inc.

            99.2 NOW Payment Agreement, dated September 16, 1998, between U S Liquids Inc. and Newpark Environmental Services, Inc., as amended by Amendment to NOW Payment Agreement.

            99.3 Noncompetition Agreement of September 16, 1998 between U S Liquids Inc. and Newpark Resources, Inc.

            99.4 Miscellaneous Agreement, dated September 16, 1998, between Newpark Resources, Inc. and U S Liquids Inc.

            99.5 Asset Purchase Agreement, dated September 16, 1998, between Newpark Environmental Services, Inc. and U S Liquids Inc.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                U S LIQUIDS INC.



Date: September 24, 1998            By:   /s/ MICHAEL P. LAWLOR
                                              Michael P. Lawlor, Chief Executive
                                              Officer